Exhibit 2.5

DESCRIPTION OF THE RIGHTS OF EACH CLASS OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2022.

As of the end of the period covered by the Annual Report on Form 20-F of which this Exhibit 2.5 is a part, CureVac N.V. (the “Company”, “we”, “us” or “our”) has only one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: the Company’s registered common shares.

The following description of our common shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our articles of association, which are incorporated by reference as an exhibit to this Annual Report on Form 20-F of which this Exhibit 2.5 is a part.

As of the end of the period covered by the Annual Report on Form 20-F of which this Exhibit 2.5 is a part, our authorized share capital was €92,700,000, consisting of 386,250,000 common shares and 386,250,000 preferred shares, par value €0.12 per share, of which we had 194,954,225 common shares outstanding.

Common Shares

The following summarizes the main rights of holders of our common shares:

●	each holder of common shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the appointment of managing directors and supervisory directors;
●	there are no cumulative voting rights;
●	the holders of our common shares are entitled to dividends and other distributions as may be declared from time to time by us out of funds legally available for that purpose, if any, following payment of the preferred dividend if any preferred shares are outstanding;
●	upon our liquidation, dissolution or winding up, the holders of common shares will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities, following payment of the preferred dividend if any preferred shares are outstanding; and
●	the holders of common shares have preemptive rights in case of share issuances or the grant or rights to subscribe for shares, except if such rights are limited or excluded by the corporate body authorized to do so and except in such cases as provided by Dutch law and our articles of association.

Limitations on the Rights to Own Securities

Our common shares may be issued to individuals, corporations, trusts, estates of deceased individuals, partnerships and unincorporated associations of persons. Our articles of association contain no limitation on the rights to own our common shares and no limitation on the rights of nonresidents of the Netherlands or foreign shareholders to hold or exercise voting rights. Our preferred shares shall only be issued to the protective foundation, if and when incorporated.

Shareholders’ Meetings

General meetings may be held in Amsterdam, Arnhem, Assen, The Hague, Haarlem, Hertogenbosch, Groningen, Leeuwarden, Lelystad, Maastricht, Middelburg, Rotterdam, Schiphol (Haarlemmermeer), Utrecht or Zwolle, all in the Netherlands. The annual general meeting must be held within six months of the end of each financial year. Additional extraordinary general meetings may also be held, whenever considered appropriate by the management board or the supervisory board and shall be held within three months after our management board has considered it to be likely that our equity has decreased to an amount equal to or lower than half of its paid-in and called-up share capital, in order to discuss the measures to be taken if so required.

Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law who jointly represent at least one-tenth of the issued share capital may request us to convene a general meeting, setting out in detail the matters to be discussed. If we have not taken the steps necessary to ensure that such meeting can be held within six weeks after the request, the requesting party/parties may, on their application, be authorized by the competent Dutch court in preliminary relief proceedings to convene a general meeting. The court shall disallow the application if it does not appear that the applicants have previously requested our management board and our supervisory board to convene a general meeting and neither our management board nor our supervisory board has taken the necessary steps so that the general meeting could be held within six weeks after the request.

General meetings must be convened by an announcement published in a Dutch daily newspaper with national distribution. The notice must state the agenda, the time and place of the meeting, the record date (if any), the procedure for participating in the general meeting by proxy, as well as other information as required by Dutch law. The notice must be given at least 15 days prior to the day of the meeting. The agenda for the annual general meeting shall include, among other things, the adoption of the annual accounts, appropriation of our profits and proposals relating to the composition of the management board and supervisory board, including the filling of any vacancies in such bodies. In addition, the agenda shall include such items as have been included therein by the management board or the supervisory board. The agenda shall also include such items requested by one or more shareholders, or others with meeting rights under Dutch law, representing at least 3% of the issued share capital. Requests must be made in writing or by electronic means and received by us at least 60 days before the day of the meeting. No resolutions shall be adopted on items other than those that have been included in the agenda.

In accordance with the Dutch Corporate Governance Code (the “DCGC”) and our articles of association, shareholders having the right to put an item on the agenda under the rules described above shall exercise such right only after consulting the management board in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in the company’s strategy (for example, the removal of managing directors or supervisory directors), the management board must be given the opportunity to invoke a reasonable period to respond to such intention. Such period shall not exceed 180 days (or such other period as may be stipulated for such purpose by Dutch law and/or the DCGC from time to time). If invoked, the management board must use such response period for further deliberation and constructive consultation, in any event with the shareholders(s) concerned, and shall explore the alternatives. At the end of the response time, the management board shall report on this consultation and the exploration of alternatives to the general meeting. This shall be supervised by our supervisory board. The response period may be invoked only once for any given general meeting and shall not apply (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least 75% of the company’s issued share capital as a consequence of a successful public bid. The response period may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a general meeting be convened, as described above.

Moreover, our management board, with the approval of our supervisory board, can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more managing directors or supervisory directors (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that our management board believes that such proposal or offer materially conflicts with the interests of our company and its business. During a cooling-off period, our general meeting cannot dismiss, suspend or appoint managing directors and supervisory directors (or amend the provisions in our articles of association dealing with those matters) except at the proposal of our management board. During a cooling-off period, our management board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our management board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

●	our management board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our company and its business;
●	our management board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or
●	other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).

The general meeting is presided over by the chairman of the supervisory board. If no chairman has been elected or if he or she is not present at the meeting, the general meeting shall be presided over by the vice-chairman of the supervisory board. If no vice-chairman has been elected or if he or she is not present at the meeting, the general meeting shall be presided over by another supervisory director present at the meeting. If no supervisory director is present, the meeting shall be presided over by our CEO. If no CEO has been elected or if he or she is not present at the meeting, the general meeting shall be presided over by another managing director present at the meeting. If no managing director is present at the meeting, the general meeting shall be presided over by any other person appointed by the general meeting. In each case, the person who should chair the general meeting pursuant to the rules described above may appoint another person to chair the general meeting instead. Managing directors and supervisory directors may always attend a general meeting. In these meetings, they have an advisory vote. The chairman of the meeting may decide, at his or her discretion, to admit other persons to the meeting.

All shareholders and others with meeting rights under Dutch law are authorized to attend the general meeting, to address the meeting and, in so far as they have such right, to vote pro rata to his or her shareholding. Shareholders may exercise these rights, if they are the holders of shares on the record date, if any, as required by Dutch law, which is currently the 28th day before the day of the general meeting. Under our articles of association, shareholders and others with meeting rights under Dutch law must notify us in writing or by electronic means of their identity and intention to attend the general meeting. This notice must be received by us ultimately on the seventh day prior to the general meeting, unless indicated otherwise when such meeting is convened.

Each common share and each preferred share confers the right on the holder to cast one vote at the general meeting. Shareholders may vote by proxy. No votes may be cast at a general meeting on shares held by us or our subsidiaries or on shares for which we or our subsidiaries hold depository receipts. Nonetheless, the holders of a right of use and enjoyment (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of use and enjoyment (vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of use and enjoyment (vruchtgebruik) or a right of pledge (pandrecht). Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shareholders that vote and that are present or represented, or the amount of the share capital that is provided or that is represented at a general meeting.

Decisions of the general meeting are taken by a simple majority of votes cast, except where Dutch law or our articles of association provide for a qualified majority or unanimity.

Dividends and Other Distributions

Dividends

We may only make distributions, whether a distribution of profits or of freely distributable reserves, to our shareholders to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-in and called-up share capital plus any reserves required by Dutch law or by our articles of association. Under our articles of association, our management board with the approval of our supervisory board may decide that all or part of the profits are carried to reserves. Before reservation of any profit, to the extent that preferred shares have been canceled and preferred distributions on those canceled shares are outstanding, the profits are first to be used to satisfy the outstanding claim to those who held those preferred shares at the moment of such cancellation becoming effective and subsequently if any preferred shares are outstanding, the preferred dividend is paid out on those preferred shares in accordance with our articles of association. The remaining profit will be at the disposal of the general meeting at the proposal of the management board for distribution on the common shares, subject to restrictions of Dutch law and approval by our supervisory board of such proposal of our management board.

We only make a distribution of dividends to our shareholders after the adoption of our annual accounts demonstrating that such distribution is legally permitted. The management board is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting, but only with the approval of the supervisory board.

Dividends and other distributions shall be made payable not later than the date determined by the management board. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

Exchange Controls

Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to European Union regulations, the Sanctions Act 1977 (Sanctiewet 1977) or other legislation, applicable anti-boycott regulations and similar rules. There are no special restrictions in the articles of association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote shares.

Squeeze-Out Procedures

Pursuant to Section 2:92a of the Dutch Civil Code, a shareholder who holds at least 95% of our issued share capital for his or her own account, alone or together with group companies, may initiate proceedings against the other shareholders jointly for the transfer of their shares to such shareholder. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (Ondernemingskamer), and can be instituted by means of a writ of summons served upon each of the other shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze-out in relation to the other shareholders and will determine the price to be paid for the shares, if necessary, after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the other shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a daily newspaper with a national circulation.

Dissolution and Liquidation

Under our articles of association, we may be dissolved by a resolution of the general meeting, subject to a proposal of the management board approved by our supervisory board. In the event of a dissolution, the liquidation shall be effected by the management board, under supervision of our supervisory board, unless the general meeting decides otherwise. During liquidation, the provisions of our articles of association will remain in force as far as possible. To the extent that any assets remain after payment of all debts, if any preferred shares are outstanding, the preferred dividend is first paid out on those preferred shares in accordance with our articles of association. Any remaining assets shall be distributed to the holders of common shares in proportion of their number of shares.